Exhibit 99.1

SUNTECH APPOINTS NEW BOARD MEMBER

Brings Total Board Members to Five; Adds Deep Restructuring Experience

GEORGE TOWN, Cayman Islands, Feb. 5, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that it has added a fifth member to its Board of Directors, Mr. Michael Pearson. Mr. Pearson will join Messrs. Michael Nacson, Kurt Metzger, Dr. Zhengrong Shi and Deyong He on Suntech’s Board.

Mr. Pearson is the co-founder of Fund Fiduciary Partners Limited, a Cayman Islands based company, specializing in providing independent governance to a limited number of select investment vehicles. From 2008 to 2012 Mr. Pearson was a Director at a Big Four accounting firm in the Cayman Islands where he led the investment fund restructuring practice and personally ran a large number of funds experiencing difficulties towards the end of their lives. He is a member of the Institute of Chartered Accountants in England & Wales and has been qualified to act as an insolvency practitioner since 2005. He also acts as a Cayman Court appointed liquidator and as a restructuring advisor to a number of high profile offshore and onshore investment funds and SPVs. He is a member of INSOL International and the American Bankruptcy Institute, and is the founding chairman of the 200 member, INSOL affiliated, Cayman Islands based Restructuring and Insolvency Specialists Association. Mr. Pearson holds a bachelor’s of science degree in business administration from the University of Bath.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.